UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):  October 22, 2014

KINDER MORGAN ENERGY PARTNERS, L.P.

(Exact name of registrant as specified in its charter)

Delaware	1-11234	76-0380342
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

1001 Louisiana Street, Suite 1000

Houston, Texas 77002

(Address of principal executive offices, including zip code)

713-369-9000

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒          Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐            Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐            Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐            Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01.             Other Events

On October 22, 2014, Kinder Morgan, Inc. (“KMI”), Kinder Morgan Energy Partners, L.P. (“KMP”), Kinder Morgan Management, LLC (“KMR”) and El Paso Pipeline Partners, L.P. (“EPB”) issued a joint press release announcing that KMI’s Registration Statement on Form S-4 has been declared effective by the Securities and Exchange Commission (“SEC”) and that each of KMP, KMR and EPB has filed a proxy statement or proxy statement/prospectus with the SEC.  The joint press release also announced that each of KMI, KMP, KMR and EPB has set Nov. 20, 2014 as the date of its special meeting to vote on the proposals related to the merger transactions previously announced on Aug. 10, 2014 and has commenced mailing of its proxy materials to its shareholders or unitholders, as applicable, on Oct. 22, 2014, and that unitholders and shareholders of record at the close of business on Monday, Oct. 20, 2014, will be entitled to vote at the applicable special meeting. The press release is furnished as Exhibit 99.1 to this Current Report on Form 8-K.

Item 9.01.             Financial Statements and Exhibits.

(d)           Exhibits

99.1                        Press release of Kinder Morgan, Inc., Kinder Morgan Energy Partners, L.P., Kinder Morgan Management, LLC and El Paso Pipeline Partners, L.P. issued October 22, 2014.

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

This communication may be deemed to be solicitation material in respect of the proposed acquisition by KMI of each of KMP, KMR and EPB (collectively, the “Proposed Transactions”). KMI has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 (“Registration Statement”), which contains a proxy statement for KMI and a proxy statement / prospectus for each of KMP, KMR and EPB.  The Registration Statement was declared effective by the SEC on October 22, 2014. Each of KMI, KMP, KMR and EPB mailed to their respective security holders, as applicable, a proxy statement or proxy statement / prospectus in connection with the Proposed Transactions on or about October 22, 2014. The Registration Statement, the KMI proxy statement and each proxy statement / prospectus contain important information about KMI, KMP, KMR, EPB, the Proposed Transactions and related matters. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY, AS APPLICABLE, THE REGISTRATION STATEMENT, THE PROXY STATEMENT FOR KMI, THE PROXY STATEMENT / PROSPECTUS FOR EACH OF KMP, KMR AND EPB AND ANY OTHER DOCUMENTS THAT HAVE BEEN FILED OR WILL BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTIONS OR INCORPORATED BY REFERENCE IN THE PROXY STATEMENT OR THE APPLICABLE PROXY STATEMENT / PROSPECTUS.

Investors and security holders will be able to obtain copies of the KMI proxy statement and each proxy statement / prospectus as well as other filings containing information about KMI, KMP, KMR and EPB, without charge, at the SEC’s website, http://www.sec.gov. Copies of documents filed with the SEC by KMI, KMP, KMR and EPB will be made available free of charge on

Kinder Morgan, Inc.’s website at http://www.kindermorgan.com/investor/ or by written request by contacting the investor relations department of KMI, KMP, KMR or EPB at the following address: 1001 Louisiana Street, Suite 1000, Houston, Texas 77002, Attention: Investor Relations or by phone at (713) 369-9490 or by email at km_ir@kindermorgan.com.

NO OFFER OR SOLICITATION

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

PARTICIPANTS IN THE SOLICITATION

KMI, KMP, KMR and EPB, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the Proposed Transactions. Information regarding the directors and executive officers of KMI is contained in KMI’s Form 10-K for the year ended December 31, 2013, and its proxy statement filed on April 9, 2014, each of which has been filed with the SEC. Information regarding the directors and executive officers of KMP’s general partner and KMR, the delegate of KMP’s general partner, is contained in KMP’s Form 10-K for the year ended December 31, 2013, which has been filed with the SEC. Information regarding the directors and executive officers of KMR is contained in KMR’s Form 10-K for the year ended December 31, 2013, which has been filed with the SEC. Information regarding the directors and executive officers of EPB’s general partner is contained in EPB’s Form 10-K for the year ended December 31, 2013, which has been filed with the SEC.S I G N A T U R E

S I G N A T U R E

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

KINDER MORGAN ENERGY PARTNERS, L.P.
Registrant

By: KINDER MORGAN G.P., INC.,
its general partner

By: KINDER MORGAN MANAGEMENT, LLC, its delegate

Dated: October 22, 2014	By:	/s/ David R. DeVeau
David R. DeVeau
Vice President

EXHIBIT INDEX

99.1                        Press release of Kinder Morgan, Inc., Kinder Morgan Energy Partners, L.P., Kinder Morgan Management, LLC and El Paso Pipeline Partners, L.P. issued October 22, 2014.